UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
            [X ] Form 10-Q and Form 10-QSB[ ] Form N-SAR

For Period Ended:  June 30, 2000
          [ ]  Transition  Report on Form 10-K
          [ ]  Transition  Report on Form 20-F
          [ ]  Transition  Report  on Form  11-K
          [ ]  Transition  Report on Form 10-Q
          [ ]  Transition  Report  on Form  N-SAR
       For the Transition  Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________

                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:       Worlds.com Inc.

Former Name if Applicable:     Worlds, Inc.

Address of Principal Executive Office (Street and Number):

         15 Union Wharf

City, State and Zip Code:   Boston, MA  02109

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[x]     (b)       The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                              PART III
                              NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra
Sheets if Needed)

     The Registrant was unable to file the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 without unreasonable effort or expense due to the delays in gathering information for inclusion therein.


                                     PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Matthew Scooler              212                 818-8676
             (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?      [ X ] Yes    [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In the second quarter of 2000 revenues were $333,741 compared to revenues of $57,748 during the second quarter of 1999. In the six months ended June 30, 2000 revenues were $513,764 compared to revenues of $92,925 during the six months ended June 30, 1999. These increases in 2000 are primarily due to royalty and related revenues we are now receiving from licensing our technology and our e-commerce business. The Company was a developmental stage enterprise in 1999.

     Selling, general and administrative expenses were $2,727,300 for the three months ended June 30, 2000 as compared to the three months ended June 30, 1999 of $809,680. They were $4,818,989 for the six months ended June 30, 2000 as compared to $1,425,495 for the six months ended June 30, 1999. These increases were attributable to higher costs associated with building a new management team to develop the infrastructure required to handle and promote rapid growth, implementation of our contractual relationships with our strategic partners, increasing the number of and maintaining our new e-commerce sites, implementing an advertising and marketing campaign and legal and professional fees.

        The net loss for the three months ended June 30, 2000 was $2,526,762 compared to a net loss of $825,643 for the three months ended June 30, 1999. The net loss for the six months ended June 30, 2000 was $4,535,257 compared to a net loss of $1,453,881 for the six month period ended June 30, 1999.
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                                Worlds.com Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2000                    By: /s/ Christopher J. Ryan
       -----------------                   ----------------------------
                                           Christopher J. Ryan
                                           Chief Financial Officer
                                           and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Reulation S-T (Section 232.13(b) of this chapter).